FP:



Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

THE COMPANY

1.   Name of issuer: Spendwith Corp dba Incluzion

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain: _____




OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: CARL JIBRIL SULAIMAN II   Dates of Board Service: 6/7/2017

Principal Occupation: Field Technician
Employer: F2Onsite
Dates of Service: July 24, 2017 - present
Positions and offices currently held with the issuer:
- Position: CEO / Cofounder
- Dates of Service: June 7, 2017 - present
- Responsibilities: 1. Cash flow 2. Product vision 3. Team building 4. Investor management 6. Corporate development

Other business experience in the past three years:
- Employer: F2Onsite
- Title: Field Technician
- Dates of Service: July 24, 2017 - present
- Responsibilities: Computer repair

- Employer: Pay Sell Co
- Title: CEO
- Dates of Service: July 24, 2011 - January 2017
- Responsibilities: Overall operations, finances

- Employer: Workbase LLC
- Title: Owner
- Dates of Service: March, 2016 - January 2017
- Responsibilities: Overall operations, finances




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

Name: Maxine Cain   Dates of Board Service: 3-14-2019

Positions and offices currently held with the issuer:
- Position: COO / Co-Founder
- Dates of Service: January 1, 2019 - present
- Responsibilities: 1. Cash flow 2. Product vision 3. Team building 4. Investor management 6. Corporate development

Other business experience in the past three years:
- Employer: STEM Atlanta Women
- Title: President
- Dates of Service: April 2016 - Present
- Responsibilities: Operations, Fundraising

- Employer: Caduceus USA
- Title: Sr. Director, Human Resources
- Dates of Service: November 2016 - March 2018
- Responsibilities: Provided strategic human resource leadership, guidance, counsel, direction and oversight in the Atlanta Area ensuring consistent and timely delivery of human resources services to approximately 125 employees and (8) Metro Atlanta Occupational Health Clinics.





Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

OFFICERS OF THE COMPANY

PRINCIPAL SECURITY HOLDERS

Person/Entity/Role	Shares	Percentage
Maxine Cain / COO	866,666.64 (Class A Voting)	50%
C. Jibril / CEO	866,666.64 (Class A Voting)	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Description of Business

Overview of company

Spendwith Corp is a technology startup based in Atlanta, GA. Spendwith initially launched a cultural shopping/business curation platform by the same name and raised $47,000 through Startengine in 2017. In the summer of 2018 the Spendwith pivoted from a platform that highlighted businesses, to a human capital platform that highlights diverse freelance professionals, thus Incluzion.co was launched.

Incluzion is online marketplace for hiring diverse freelance talent located in the United States.

Competitors and industry

Executive Summary

In the US, agile professionals collectively earn 1.2 trillion dollars each year performing freelance, project, contract, consultant, contingent, or independent based work. 30 million additional professionals are estimated to become freelancers over the next 10 years. We have emerged as the only diversity focused platform that facilitates work between companies, women freelance professionals and freelance professionals of color.

Problem
-Global competition from talent using advanced project procurement tactics
-Studies indicate bias exists on existing platforms for freelance talent
-Studies indicate women freelancers earn 30% less than men
Solution
A marketplace for hiring diverse agile talent. (A diversity themed & US-focused Upwork)
A Marketplace that provides freelance talent located in the US with exposure to short-term project opportunities and will facilitate projects from diversity aware companies.




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

Social Impact Objective
-Eliminate the "pipeline" & "talent pool" excuses regarding diverse freelance talent.
-Provide a technology that will empower underrepresented groups in the US with the ability to innovate in their careers as freelance professionals.
-Create partnerships that drive a diverse "Future of Work".

Market Potential
-57.3M people currently freelance. This will be approx. 86.5M by 2027
-47% millennials are agile workers
-Freelance Talent in US: Women-23.5M / Latinix-8.5M / Black-6.3M

Current development stage and future roadmap

Incluzion, powered by Spendwith Corp, is seeking investments to scale its competitive advantage as the only diversity-focused platform for freelance professionals of color.
The Incluzion marketplace is also designed to provide women, who make up nearly two-thirds of U.S. Freelancers (69%), the ability to work from anywhere, the option to choose enjoyable work, and more flexibility for work/Life/balance.
This investment round will fund the initial development of AI integration for skills matching and block-chain integration for escrowed payments.




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:
   ## General Risks

- Uncertain Risk
  - An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SHARES should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- Our business projections are only projections
  - There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

- Any valuation at this stage is difficult to assess
  - The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- The transferability of the Securities you are buying is limited
  - Any SHARES purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- Your investment could be illiquid for a long time
  - You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Funds Risks
- If the Company cannot raise sufficient funds it will not succeed
  - The Company, is offering SHARES in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- We may not have enough capital as needed and may be required to raise more capital.
  - We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- Terms of subsequent financings may adversely impact your investment
  - We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In

FP:



Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- Management Discretion as to Use of Proceeds
  - Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- Projections: Forward Looking Information
  - Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Security Rights Risks

- Minority Holder; Securities with No Voting Rights
  - The SHARE that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Market Competition and Operating History Risks

- Our new product could fail to achieve the sales projections we expected
  - Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- We face significant market competition
  - We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or

FP:



Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- We are an early stage company and have not yet generated any profits
  - SPENDWITH, COR was formed on 6/7/17. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SPENDWITH, CORP has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

- We are an early stage company and have limited revenue and operating history
  - The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that INCLUZION.CO is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Trademarks and Patents Risks

- Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
  - Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Miscellaneous Risks

- We rely on third parties to provide services essential to the success of our business
  - We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these





FP: truCrowd

incluzion

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- The Company is vulnerable to hackers and cyber-attacks
  - As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SPENDWITH, CORP or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SPENDWITH, CORP could harm our reputation and materially negatively impact our financial condition and business.

- The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
  - A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

THE OFFERING

9. What is the purpose of this offering?

This investment round will fund the continued scaling of the talent marketplace, expansion of our direct hiring/recruiting business model and the initial development of AI integration for skills matching.





Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,069,998**
Less: Offering Expenses (FP Fees)	$700.00	$74,900.00
Escrow Service	$300.00	$32,100.00
Net Proceeds	**$9,700.00**	**$1,037,900.00**
Use of Net Proceeds		
Legal Fees	$400.00	$42,800.00
Platform Development	$1,500.00	$160,500.00
Marketing	$2,000.00	$214,000.00
Paid Advertising	$500.00	$53,500.00
Travel	$200.00	$21,400.00
Salary / Company Employment	$2,500.00	$267,500.00
Business Development	$1,000.00	$107,000.00
Office Overhead	$300.00	$32,100.00
Operating Capital Reserves	$1,000.00	$107,000.00
Software Subscriptions	$300.00	$32,100.00
Total Use of Net Proceeds	**$9,700.00**	**$1,037,900.00**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours prior to the offering deadline. If an investor does not cancel an investment commitment before the 48- hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for their investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Type of security offered: Class B Non-voting Stock
Pre-money valuation: $3,689,815.52

General Terms of the Offering

Issuer	Spendwith, Corp., a Delaware corporation.
Securities Being Offered	Class B Common Non-Voting stock, $0.01 par value per share.
Price Per Share	$1.37 per Share.
Minimum Offering Amount	7,300 Shares for gross proceeds of $10,001.00.
Maximum Offering Amount	781,021 Shares for gross proceeds of $1,069,998.77.
Eligible Investors	The Offering of Shares is open to international investors.
Escrow	Proceeds of the sale of the Shares will be held by FundAmerica, as escrow agent, until such time as we have accepted subscriptions for the minimum offering amount of Shares. In the event we have not received proceeds from the sale of Shares for the minimum offering amount prior to the expiration of the Offering, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to Investors without deduction, interest or setoff.
Voting Rights	Each Share will be non-voting.
IPO Conversion	In the event that we close on an initial public offering ("IPO") of our stock, outstanding shares of the Non-voting Common Stock will be converted into shares of the class or series of stock offered and sold in such IPO, subject to the requirement that each holder first enter into a customary market stand-off agreement.




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

Regulation A Exchange	In the event that we conduct an offering under Regulation A of the same class of securities or an equivalent class of securities offered and sold in the Offering, Investors will be required to exchange the Non-voting Common Stock for the securities offered and sold under such Regulation A offering.
Transfer Restrictions	The Shares may not be transferred by any purchaser of such securities for the one-year period following the closing unless under certain circumstances. Please see "Ownership and Capital Structure; Rights of the Securities—Transferability of securities" in the Offering Memorandum.
Book Entry Shares	All Shares will be uncertificated and recorded in book-entry form on the books and records of ITFT, except as otherwise required by law. We expect to engage a registered transfer agent prior to the closing of the Offering, but may, in our sole discretion, decide to act as our own registrar and transfer agent in connection with the Offering.
Dispute Resolution	The Subscription Agreement will be governed by the laws of the State of North Carolina. By signing the Subscription Agreement, each Investor submits to the exclusive jurisdiction of the federal or state courts located in North Carolina with respect to any suit, action or proceeding relating to the Offering.
Redemption RIGHTS	The Company shall have the right to repurchase Shares at $1.65 per share within 34 months of the final closing of this Offering.

Closing and Termination of Offering

Until the minimum offering amount of Shares have been sold, all proceeds from the sale of Shares will be held by the escrow agent. After the minimum offering amount of Shares are sold and we determine, in our sole discretion, to conduct an initial closing of the Offering, we will provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment), after which time all amounts held by the escrow agent will be delivered to Spendwith, Corp. Thereafter, we may conduct additional closings until the final offering deadline up to the maximum offering amount. In the event we do not sell the minimum offering amount of Shares by the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

The Shares will be offered and closed only when a properly completed and signed Subscription Agreement is submitted by each Investor or his/her representative and is received and accepted by us. The Subscription Agreement as submitted by each Investor or his/her representative shall be binding once Spendwith, Corp. countersigns the Subscription Agreement. The Shares will be maintained in book-entry form, and notice of issuance of the Shares will be delivered to accepted Investors shortly after the applicable closing.

Investors may cancel an investment commitment until 48 hours prior to the offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for their investment.





OFFERING STATEMENT

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:
_____

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
Common Stock:				Specify:
Class A Common Stock	2,600,000	1,733,333.28	☑ Yes ☐ No	☐ Yes ☑ No
Class B Common Stock	306,704	93,296	☐ Yes ☑ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Minority Ownership

As a minority holder of SHARES of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No
Explain:

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Minority Ownership

As a minority holder of SHARES of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

In a previous round 34,279 shares of 400,000 total authorized shares were purchased at $1.37 per share. 306,704 authorized shares are not outstanding. Base this previous round and the number of shares authorized but not outstanding, the pre-money valuation of the company is $3,689,815.52.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?




OFFERING STATEMENT

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Owed to: C. Jibril Sulaiman II
Amount owed: $5,945.00
Interest rate: 0%




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

Maturity date: December 31, 2019

Material terms: There are no other material terms to this debt

Related Party Transactions

Name of person: C. Jibril Sulaiman

Relationship to company: 20%+ Owner

Nature / amount of interest in the transaction: $5945 loans

Material terms of transaction: NA

25. What other exempt offerings has the issuer conducted within the past three years?

Recent offerings of securities

We have made the following issuances of securities within the last three years:

Date of offering: October 29, 2017

Type of security sold: Class B Non-Voting Stock

Final dollar amount sold: $46,963.52

Use of proceeds: To cover operation and development of the spendwith cultural shopping platform and to pivot to the Incluzion Platform.

Offering exemption relied upon: Regulation CF

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;

   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

   (4) any immediate family member of any of the foregoing persons.

   If yes, for each such transaction, disclose the following:

   No to all.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

   06/17 - 06/18 Spendwith Corp raised funds and developed a culture shopping/business curation app called Sendwith before pivoting and developing the Incluzion.co platform in 2018





OFFERING STATEMENT

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

SPENDWITH CORPORATION
FINANCIAL STATEMENTS
DECEMBER 31, 2018

CONTENTS




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Spendwith Corp
Lewes, Delaware

We have audited the accompanying financial statements of Spendwith Corporation, which collectively comprise the balance sheets as of December 31, 2018, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

3





FP: truCrowd

incluzion

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

Opinion

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of Spendwith Corp. as of December 31, 2018, and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

CPA

Andika Powell, CPA
Detroit, Michigan

February 9, 2019

12400 E Seven Mile Rd
Detroit, MI 48205
313-405-6517
ahpowell@pandpcpa.com

4




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

SPENDWITH CORP
BALANCE SHEET
AS OF DECEMBER 31, 2018

ASSETS

Assets:

Cash and cash equivalents	$	154
Prepaid expenses		125
Deferred tax asset		8,104
Total assets	**$**	**8,383**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	420
Total liabilities		**420**

Stockholders' Equity:

Common stock	100
Additional paid in capital	44,721
Retained earnings	(36,858)
Total shareholders' equity	**7,963**
Total liabilities and shareholders' equity	**$ 8,383**

The accompanying notes are an integral part of these financial statements

5




OFFERING STATEMENT

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

SPENDWITH CORP
STATEMENT OF INCOME
FOR THE YEAR ENDED DEC 31, 2017 AND DEC 31, 2018

	Year ended December 31, 2018	Year ended December 31, 2017
Operating revenue	$ 1,020	$ -
Operating expenses		
Contract labor	12,717	10,907
Commissions and fees	7,512	4,798
Professional services	275	1,380
Web services	242	800
Supplies	222	3,340
Meals and Entertainment	-	420
Rent expense	24	299
Advertising	1,867	172
Taxes and licenses	726	25
Transportation, parking, and tolls	91	102
Total operating expenses	23,676	22,243
Operating (loss) income	(22,656)	(22,243)
Other income (expense)		
Interest expense	-	(63)
Total other income (expense)	-	(63)
(Loss) income before income tax (benefit) exper	(22,656)	(22,306)
Income tax (benefit) expense	(4,758)	(3,346)
Net (loss) income	$ (17,898)	$ (18,960)




OFFERING STATEMENT

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

SPENDWITH CORP
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock, Shares	Common Stock		Additional Paid In Capital		Retained Earnings		Total Stockholders' Equity (Deficit)	
Issuance of founders stock	1,831,502	$	100	$	44,721	$	-	$	44,821
Net income (loss)			-		-		(36,858)		(36,858)
Distributions			-		-		-		-
Balance, December 31, 2018	1,831,502	$	100	$	44,721	$	(36,858)	$	7,963

The accompanying notes are an integral part of these financial statements

7




OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

SPENDWITH CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activites:

Net loss	$	(17,898)
Increase in deferred tax asset		(4,758)
Decrease in prepaid expenses		240
Decrease in notes receivable		2,683
Increase in accounts payable and accrued expenses		60
Decrease in accrued interest		(63)
Decreases in notes payable		(1,765)
Net cash provided by operating activities		(21,501)

Cash flows from investing activities:

Net cash used in investing activities   -

Cash flows from financing activities:

Net cash used in investing activities   -

Net increase in cash   (21,501)

Cash - beginning of year   21,655

Cash - end of year $ 154

8




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

SPENDWITH CORP
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the Spendwith Corp.'s significant accounting policies consistently applied in the preparation of the accompanying financial statements:

Organizational Purpose:
Spendwith Corp.'s is a social impact company that is continually developing a smartphone application for the purpose of facilitating commerce transactions by culture. Users of the application have the ability to select a cultural group and then sell or buy products and services.

Basis of Accounting:
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), as codified by the Financial Accounting Standards Board. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:
For financial statement purposes, Spendwith Corp. defines cash and cash equivalents as checking, money market accounts, petty cash on hand, and all certificates of deposits with an original maturity of three months or less. Spendwith Corp.'s non-interest bearing accounts are subject to limited coverage by the FDIC.

Revenues:
Spendwith Corp. will recognize revenues from advertising, peer to peer payments, and post enhancement transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

9




OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

SPENDWITH CORP
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:
Spendwith Corp. applies ASC 740 Income Taxes (ASC 740). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is more likely than not that the positions is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 3.   ADDITIONAL PAID IN CAPITAL

In October 2017, Spendwith Corp raised $44,721 in a crowdfunding round. The investor funds will provide capital for the expansion of the organization in exchange for equity shares in the firm. As of December 31, 2017, the fundraising company, StartEngine, was still holding $2,683 of the raised funds, which was released in the first quarter of 2018.

NOTE 2.   SUBSEQUENT EVENTS

Management has performed an analysis of the activities and transactions subsequent to December 31, 2018 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended December 31, 2018. Management has performed this analysis through February 9, 2018, the date the financial statements were available to be issued.

10

FP:



Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

SPENDWITH CORPORATION
FINANCIAL STATEMENTS
DECEMBER 31, 2017

FP:



OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

CONTENTS





FP: truCrowd

incluzion

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Spendwith Corp
Lewes, Delaware

We have audited the accompanying financial statements of Spendwith Corporation, which collectively comprise the balance sheets as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

3




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

Opinion

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of Spendwith Corp. as of December 31, 2017, and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

Andika Powell, CPA
Detroit, Michigan

January 22, 2018

6513 John R St
Detroit, MI 48202
313-405-6517
ahpowell@pandpcpa.com

4




OFFERING STATEMENT

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

SPENDWITH CORP
BALANCE SHEET
AS OF DECEMBER 31, 2017

ASSETS

Assets:

Cash and cash equivalents	$	21,655
Prepaid expenses		365
Notes receivable		2,683
Deferred tax asset		3,346
Total assets	**$**	**28,049**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	90
Accrued interest		63
Notes payable		1,765
Total liabilities		**1,918**

Stockholders' Equity:

Common stock		100
Additional paid in capital		44,721
Retained earnings		(18,690)
Total shareholders' equity		**26,131**
Total liabilities and shareholders' equity	**$**	**28,049**

5




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

SPENDWITH CORP
STATEMENT OF INCOME
FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2017

	Three months ended December 31, 2017	Year ended December 31, 2017
Operating revenue	$ -	$ -
Operating expenses		
Contract labor	7,009	10,907
Commissions and fees	4,252	4,798
Professional services	1,380	1,380
Web services	470	800
Supplies	322	3,340
Meals and Entertainment	250	420
Rent expense	-	299
Advertising	-	172
Business licenses	-	25
Transportation, parking, and tolls	-	102
Total operating expenses	13,683	22,243
Operating (loss) income	(13,683)	(22,243)
Other income (expense)		
Interest expense	(5)	(63)
Total other income (expense)	(5)	(63)
(Loss) income before income tax (benefit) expense	(13,688)	(22,306)
Income tax (benefit) expense	(2,053)	(3,346)
Net (loss) income	$ (11,635)	$ (18,960)

6





FP: truCrowd

incluzion

OFFERING STATEMENT

781,021 Class “B” Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

SPENDWITH CORP
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock, Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity (Deficit)
Issuance of founders stock	1,831,502	$ 100	$ 44,721	$ -	$ 44,821
Net income (loss)		-	-	(18,960)	(18,960)
Distributions		-	-	-	-
Balance, December 31, 2017	1,831,502	$ 100	$ 44,721	$ (18,960)	$ 25,861

The accompanying notes are an integral part of these financial statements

7




OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

SPENDWITH CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activites:		
Net loss	$	(18,690)
Increase in deferred tax asset		(3,346)
Increase in prepaid expenses		(365)
Increase in notes receivable		(2,683)
Increase in accounts payable and accrued expenses		90
Increase in accrued interest		63
Increases in notes payable		1,765
Net cash provided by operating activities		(23,166)
Cash flows from investing activities:		-
Net cash used in investing activities		-
Cash flows from financing activities:		
Increase in common stock		100
Increase in additional paid in capital		44,721
Net cash used in investing activities		44,821
Net increase in cash		21,655
Cash - beginning of year		-
Cash - end of year	$	21,655

8




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

SPENDWITH CORP
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the Spendwith Corp.'s significant accounting policies consistently applied in the preparation of the accompanying financial statements:

Organizational Purpose:
Spendwith Corp.'s is a social impact company that is continually developing a smartphone application for the purpose of facilitating commerce transactions by culture. Users of the application have the ability to select a cultural group and then sell or buy products and services.

Basis of Accounting:
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), as codified by the Financial Accounting Standards Board. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:
For financial statement purposes, Spendwith Corp. defines cash and cash equivalents as checking, money market accounts, petty cash on hand, and all certificates of deposits with an original maturity of three months or less. Spendwith Corp.'s non-interest bearing accounts are subject to limited coverage by the FDIC.

Notes Payable:
Since January 1, 2017, Spendwith Corp. received a loan for operating expenses in the amount of $8,765 from Carl Jibril Sulaiman II, who is the chief executive officer. The loan amount is recorded on the balance sheet as a Notes Payable, since the repayment of the loan is due on December 31, 2017. The note carries a 1.18% interest charge. As of December 31, 2017, $7,000 of the loan was repaid and the interest expense for the note was $63.

Revenues:
Spendwith Corp. will recognize revenues from advertising, peer to peer payments, and post enhancement transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

9




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

SPENDWITH CORP
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:
Spendwith Corp. applies ASC 740 Income Taxes (ASC 740). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is more likely than not that the positions is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 3.   ADDITIONAL PAID IN CAPITAL

In October 2017, Spendwith Corp raised $44,721 in a crowdfunding round. The investor funds will provide capital for the expansion of the organization in exchange for equity shares in the firm. As of December 31, 2017, the fundraising company, StartEngine, was still holding $2,683 of the raised funds, which should be released in the first quarter of 2018.

NOTE 2.   SUBSEQUENT EVENTS

Management has performed an analysis of the activities and transactions subsequent to December 31, 2017 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended December 31, 2017. Management has performed this analysis through January 22, 2018, the date the financial statements were available to be issued.

10




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $100,000 or less:	• The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Taxable income; and o Total tax; Certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and • Financial statements of the issuer and its predecessors, if any.	Financial statements must be **certified** by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
b) More than $100,000, but not more than $500,000:	• Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $500,000 If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000:	• Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:		Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**





FP: truCrowd

incluzion

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i) Rule 2-01 of Regulation S-X or

(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

FP:



OFFERING STATEMENT

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**7,300**	**$10,001**	**$9,700**
Maximum Amount	**781,021**	**$1,069,999**	**$995,099**

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:

    (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

    (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

    (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

FP:



Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

    (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.




Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

   (1)   any other material information presented to investors; and
   (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: March 1st

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:

spendwith.com

_____

The issuer must continue to comply with the ongoing reporting requirements until:

   (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
   (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
   (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

FP:



Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP:



Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between Spendwith Corp ("Seller") and _____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of __Spendwith Corp (the "Company"), a Delaware Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of Class B Non-voting Common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be _____ dollars ($1.37 for an aggregate purchase price of___$1.37_____ dollars ($$1.37) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
    (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
    (b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

FP:



OFFERING STATEMENT

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

   (a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to One Dollar and 37/100 ($1.37). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

   (b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop;

FP:



Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

(e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the

FP:



Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

> THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lock-up for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "Lock-Up Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the Lock-Up Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same Lock-Up Period. The foregoing lock-ups shall be applicable regardless of whether the Securities are then registered for re-sale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

  i. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

FP:



OFFERING STATEMENT

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.





OFFERING STATEMENT

781,021 Class "B" Common Shares Non-Voting at $1.37 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	7,300	$10,001	$9,700
Maximum Amount	781,021	$1,069,999	$995,099

Spendwith Corp dba Incluzion
3600 Cherokee St NW
Suite 120 #3038
Kennesaw, GA 30144
872-222-8227

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of __Georgia_____.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) If to Purchaser:
      Name _____
      Email _____

    (b) If to Seller:
      Name: Spendwith Corp
      Email: support@spendwith.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

_____   C. Jibril Sulaiman II
(Name)   (Name)
_____   CEO
(Position)   (Position)

    a